Exhibit 99.1

Sun Life announces election of directors

TORONTO, ON – (May 9, 2019) - Sun Life Financial Inc. (the “Company”) (TSX: SLF) (NYSE: SLF) announced today that each of the nominee directors listed in the management information circular of the Company dated March 15, 2019 was elected as a director of the Company at the annual meeting of common shareholders of the Company held today in Toronto. Voting results for the individual directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	283,555,563	99.7%	907,348	0.3%
Dean A. Connor	283,540,853	99.7%	922,058	0.3%
Stephanie L. Coyles	283,553,905	99.7%	909,006	0.3%
Martin J. G. Glynn	283,503,802	99.7%	959,109	0.3%
Ashok K. Gupta	283,405,220	99.6%	1,057,594	0.4%
M. Marianne Harris	282,857,347	99.4%	1,605,564	0.6%
Sara Grootwassink Lewis	281,145,443	98.8%	3,317,468	1.2%
James M. Peck	282,788,167	99.4%	1,674,744	0.6%
Scott F. Powers	283,475,193	99.7%	987,718	0.3%
Hugh D. Segal	282,389,252	99.3%	2,073,562	0.7%
Barbara G. Stymiest	283,492,758	99.7%	970,056	0.3%

The voting results on all matters voted at the annual meeting of common shareholders held earlier today will be available shortly on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life had total assets under management of $1,011 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Krista Wilson Director Corporate Communications T. 519-888-3900 ext. 341-4896 krista.wilson@sunlife.com	Investor Relations Contact: Greg Dilworth Vice-President Investor Relations T. 416-979-6230 investor.relations@sunlife.com